

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

      Re: Consolidated Edison, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed February 20, 2020
         File No. 001-14514

Dear Mr. Hoglund :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Joseph Miller